Exhibit 99.1

New Pacific Intersects 230 Metres Grading 146 Grams Per Tonne Silver at the Carangas Project, Bolivia

VANCOUVER, BC, Feb. 1, 2023 /CNW/ - New Pacific Metals Corp. ("New Pacific" or the "Company") (TSX: NUAG) (NYSE American: NEWP), together with its local Bolivian partner, reports assay results for an additional 42 drill holes from the 2022 drill program at its Carangas Silver-Gold Project, Oruro Department, Bolivia (the "Carangas Project" or the "Project"). To date, assay results of 85 drill holes from the 115 holes drilled in 2022 have been received and released while results of the remaining 30 drill holes are pending. Detailed results and drill hole specifications are listed in Tables 1 and 2, as well as in Figure 1.

These 42 holes were drilled to define the continuity of the shallow silver mineralization on a grid with fifty-meter spacing. With the exception of one hole, all 41 drill holes intercepted broad silver mineralization, which further confirmed the continuity of the widespread shallow silver-lead-zinc polymetallic mineralization starting near surface in an area of up to 1,000 meters ("m") long by 800 m wide by 200m deep across the West Dome, the Central Valley and the East Dome. These drill hole results will be incorporated in the Project's inaugural mineral resource estimate expected to be released later in the year.

HIGHLIGHTS OF DRILL RESULTS

230.26 m interval (53.74 m to 284 m) grading 146 g/t silver ("Ag"), 0.3% lead ("Pb") and 0.69% zinc ("Zn"), including 12.06 m interval (from 115.49 m to 127.55 m) grading 2,160 g/t Ag, 0.74% Pb, 1.74% Zn and 0.13% copper ("Cu") in Hole DCAr0075.

127.51 m interval (1.8 m to 129.31 m) grading 92 g/t Ag, 0.4% Pb and 0.41% Zn, including 15.2 m interval (90.05 m to 105.25 m) grading 200 g/t Ag, 0.35% Pb and 0.38% Zn in Hole DCAr0099.

188.20 m interval (20.0 m to 208.2 m) grading 63 g/t Ag, 0.3% Pb and 0.79% Zn, including 49.62 m interval (from 22.68 m to 72.3 m) grading 157 g/t Ag, 0.74% Pb and 2.02% Zn in Hole DCAr0080.

122.52 m interval (54.28 m to 176.8 m) grading 61 g/t Ag, 0.47% Pb and 0.83% Zn, including 54.9 m interval (from 55.46 m to 110.36 m) grading 120 g/t Ag, 0.71% Pb and 1.24% Zn in Hole DCAr0074.

237.0 m interval (26.3 m to 263.3 m) grading 59 g/t Ag, 0.41% Pb and 0.78% Zn, including 54.59 m interval (78.1 m to 132.69 m) grading 205 g/t Ag, 0.5% Pb and 1.41% Zn in Hole DCAr0085.

207.86 m interval (205.9 m to 413.76 m) grading 60 g/t Ag, 0.29% Pb and 0.5% Zn, including 21.76 m interval (265.0 m to 286.76 m) grading 128 g/t Ag, 0.27% Pb and 0.56% Zn in Hole DCAr0110.

149.68 m interval (4.42 m to 154.1 m) grading 57 g/t Ag, 0.44% Pb and 0.13% Zn, including 14.53 m interval (23.61 m to 38.14 m) grading 194 g/t Ag and 0.59% Pb in Hole DCAr0125.

148.84 m interval (46.2 m to 195.04 m) grading 50 g/t Ag, 0.28% Pb and 0.76% Zn, including 44.1 m interval (150.94 m to 195.04 m) grading 104 g/t Ag, 0.25% Pb and 0.55% Zn in Hole DCAr0083.

Table 1 Summary of Drill Hole Results
Hole_ID		Depth_from	Depth_to	Interval_m	Ag_g/t	Au_g/t	Pb_%	Zn_%	Cu_%	AgEq_g/t
DCAr0074		54.28	176.80	122.52	61		0.47	0.83	0.02	105
	incl.	55.46	110.36	54.90	120		0.71	1.24	0.02	184
		210.70	214.14	3.44	126		0.24	0.04	0.03	138
DCAr0075		53.74	284.00	230.26	146		0.30	0.69	0.01	180
	incl.	115.49	127.55	12.06	2,160		0.74	1.74	0.13	2,254
	incl.	196.22	225.00	28.78	132		0.20	0.28	0.01	148
DCAr0080		20.00	208.20	188.20	63		0.30	0.79	0.01	99
	incl.	22.68	72.30	49.62	157		0.74	2.02	0.02	248
DCAr0082		35.00	77.46	42.46	12		0.30	0.60	0.02	43
		85.47	99.82	14.35	46		0.57	1.24	0.01	105
		107.38	164.90	57.52	20		0.32	1.04	0.01	66
		185.97	195.37	9.40	5		0.32	0.59	0.02	38
		230.00	281.05	51.05	9		0.39	0.53	0.01	45
		293.26	301.51	8.25	3		0.34	0.50		33
		326.65	387.70	61.05	4		0.33	0.58	0.01	40
DCAr0083		46.20	195.04	148.84	50		0.28	0.76	0.01	85
	incl.	150.94	195.04	44.10	104		0.25	0.55	0.01	131
DCAr0084		8.00	20.81	12.81	10		0.43	0.23		30
		46.43	52.30	5.87	64		0.38	0.26		84
		73.31	127.72	54.41	36		0.22	0.61	0.01	64
		139.28	192.10	52.82	34		0.32	0.50	0.02	62
		213.32	225.43	12.11	103		0.11	0.14	0.01	112
DCAr0085		26.30	263.30	237.00	59		0.41	0.78	0.01	99
	incl.	78.10	132.69	54.59	205		0.50	1.41	0.02	269
DCAr0086		24.87	92.80	67.93	28		0.39	1.10		77
		105.14	147.27	42.13	15		0.18	0.50	0.01	38
		192.64	204.56	11.92	119		0.19	0.19	0.01	132
		211.84	214.45	2.61	58		0.13	0.11	0.08	74
		252.80	255.34	2.54	89		0.07	0.18	0.04	102
DCAr0087		68.30	127.23	58.93	33		0.31	0.56		62
		141.18	181.96	40.78	54		0.28	0.68	0.02	86
DCAr0088		6.80	138.70	131.90	49		0.42	1.04	0.01	97
	incl.	6.80	74.11	67.31	87		0.70	1.53	0.02	161
		145.17	165.25	20.08	28		0.09	0.22	0.01	39
		184.62	200.00	15.38	54		0.31	0.67	0.02	87
		217.20	221.40	4.20	47		0.22	0.30		64
		261.42	324.50	63.08	12		0.53	0.79	0.01	55
DCAr0089		4.77	137.23	132.46	25		0.26	0.15	0.01	39
		162.41	163.56	1.15	79		0.39	0.80	0.05	122
		173.69	176.12	2.43	41		0.11	0.28	0.01	54
		191.90	202.02	10.12	30		0.08	0.15	0.01	39
		207.00	208.08	1.08	33		1.10	3.11	0.05	173
DCAr0090		74.68	112.48	37.80	24		0.36	0.55	0.01	54
		146.85	203.00	56.15	119		0.30	0.18	0.02	135
		226.27	227.67	1.40	239		0.68	0.13	0.01	264
DCAr0091		1.45	14.93	13.48	34		0.28	0.02		43
		44.40	180.02	135.62	23		0.35	0.49	0.01	51
DCAr0092		10.80	127.13	116.33	37		0.45	0.77	0.01	77
	incl.	10.80	33.57	22.77	107		1.38	1.64	0.02	204
		136.90	227.10	90.20	12		0.19	0.49	0.01	35
DCAr0093		65.15	75.10	9.95	75		0.04	0.06		79
		116.27	125.97	9.70	23		0.13	0.14		32
		159.92	165.51	5.59	73		0.14	0.07	0.01	80
		173.95	188.30	14.35	92		0.18	0.23	0.02	107
		198.14	203.84	5.70	106		0.22	0.16	0.04	123
		232.27	236.26	3.99	33		0.05	0.05	0.01	36
		241.61	244.28	2.67	83		0.37	0.04	0.04	99
DCAr0095		7.50	43.50	36.00	23		0.36	0.01		34
		94.53	107.60	13.07	28		0.30	0.14		37
		140.65	142.85	2.20	173		1.07	0.66	0.01	206
		179.00	205.50	26.50	45		0.26	0.57	0.04	57
		299.50	310.00	10.50	57		0.03	0.06	0.04	62
DCAr0097		0.65	23.15	22.50	10		0.37	0.15	0.01	27
		47.18	72.23	25.05	13		0.14	1.00	0.01	51
		86.30	107.90	21.60	45		0.37	0.48	0.01	72
DCAr0098		20.10	83.50	63.40	38		0.73	0.70	0.01	84
		103.80	144.30	40.50	27		0.26	0.58	0.02	56
		162.54	191.80	29.26	15		0.35	1.07	0.02	63
		230.30	235.27	4.97	62		0.04	0.08		65
DCAr0099		1.80	129.31	127.51	92		0.40	0.41	0.02	119
	incl.	90.05	105.25	15.20	200		0.35	0.38	0.01	224
DCAr0100		7.36	11.20	3.84	51		0.38	0.02		63
		59.90	138.00	78.10	34		0.41	0.46	0.02	63
		157.90	198.20	40.30	13		0.23	0.66	0.01	43
		296.34	304.50	8.16	63		0.34	0.14	0.09	87
		310.60	328.36	17.76	56		0.41	0.07	0.08	79
DCAr0101		6.15	61.05	54.90	40		0.55	0.18	0.01	63
		70.60	130.35	59.75	18		0.21	0.64	0.01	46
		151.90	190.30	38.40	32		0.50	0.69	0.03	73
		208.60	214.55	5.95	35		0.36	0.38	0.01	59
		245.75	249.10	3.35	71		0.50	0.26		95
		259.00	260.10	1.10	257		0.51	0.27		281
		286.09	291.90	5.81	4		0.58	0.55		40
DCAr0102		26.17	138.65	112.48	22		0.25	0.69	0.01	54
		145.80	153.23	7.43	77		0.11	0.15		85
		161.39	193.03	31.64	87		0.18	0.30	0.01	102
		216.58	225.55	8.97	27		0.37	0.32		49
DCAr0103		2.00	94.40	92.40	19		0.48	0.24	0.02	43
DCAr0106		0.00	61.15	61.15	30		0.25	0.20	0.01	44
		95.00	191.54	96.54	52		0.47	1.01	0.02	102
	incl.	113.82	127.80	13.98	171		0.64	1.41		238
DCAr0107		31.60	89.95	58.35	23		0.38	1.06		70
		121.05	160.90	39.85	25		0.17	0.46	0.01	47
DCAr0108		17.51	77.09	59.58	7		0.21	0.86	0.03	45
		84.90	161.00	76.10	18		0.29	1.34	0.01	73
		186.07	195.40	9.33	12		0.80	1.04	0.05	76
		241.57	267.70	26.13	7		0.51	0.64		43
DCAr0109		52.54	137.63	85.09	49		0.26	0.57	0.01	76
DCAr0110		6.19	166.63	160.44	23		0.30	0.37	0.01	44
		189.45	192.09	2.64	155		0.32	0.66	0.01	188
		205.90	413.76	207.86	60	0.02	0.29	0.50	0.01	88
	incl.	265.00	286.76	21.76	128		0.27	0.56	0.01	156
	incl.	394.42	412.36	17.94	136	0.20	0.44	0.65	0.05	190
		435.42	448.85	13.43	27	0.04	0.20	0.27	0.14	59
DCAr0111		17.80	96.20	78.40	25		0.41	0.83		65
		117.57	163.80	46.23	28		0.59	1.60	0.01	99
		185.00	230.40	45.40	24		0.23	0.48	0.03	50
DCAr0113		0.70	26.20	25.50	45		0.18	0.13		55
		89.60	149.23	59.63	26		0.14	0.56	0.01	50
		161.90	202.59	40.69	16		0.11	0.53	0.04	41
DCAr0115		0.85	18.20	17.35	64		0.61	0.01		83
		179.00	181.63	2.63	13		0.24	2.41	0.03	103
DCAr0116		82.10	111.75	29.65	26		0.25	0.86		62
DCAr0118		0.90	29.90	29.00	35		0.53	0.01		51
		145.85	151.40	5.55	27		0.21	0.86	0.01	63
		161.54	164.34	2.80	39		0.21	0.43		60
		172.67	233.70	61.03	32		0.14	0.36	0.02	50
		245.07	376.40	131.33	33		0.17	0.35	0.01	50
		395.60	398.38	2.78	132		0.29	1.14	0.03	182
DCAr0119		2.00	10.00	8.00	17		0.30	0.26		35
		45.99	144.30	98.31	49		0.23	0.39		69
	incl.	54.15	76.60	22.45	133		0.25	0.48		157
		173.13	188.56	15.43	19		0.22	0.24	0.01	35
		215.90	221.30	5.40	104		0.10	0.08	0.01	111
		243.20	247.30	4.10	36		0.08	0.07		41
DCAr0120		2.00	71.00	69.00	20		0.71	0.25	0.01	49
		97.20	116.58	19.38	19		0.48	1.43	0.01	82
		122.06	250.45	128.39	47		0.20	0.43	0.01	68
	incl.	221.32	236.10	14.78	235		0.15	0.20	0.01	246
		259.40	262.00	2.60	182		0.17	0.11		190
DCAr0121		17.85	73.90	56.05	20		0.30	0.50		46
		91.75	226.30	134.55	28		0.33	0.93	0.02	71
	incl.	123.20	137.42	14.22	170		0.89	2.54	0.02	282
		241.00	269.00	28.00	5		0.28	0.51		30
DCAr0122		0.28	9.68	9.40	31		0.07			34
		136.00	145.00	9.00	8		0.14	0.76		38
DCAr0124		38.00	87.04	49.04	5		0.14	1.03		44
		96.70	112.40	15.70	16		0.50	1.12	0.02	70
		127.00	219.50	92.50	65		0.22	0.51	0.03	92
	incl.	154.13	167.87	13.74	342		0.26	0.59	0.08	378
		239.90	272.30	32.40	9		0.44	0.66		44
DCAr0125		4.42	154.10	149.68	57		0.44	0.13	0.01	75
	incl.	23.61	38.14	14.53	194		0.59	0.02	0.01	213
DCAr0127		1.75	9.00	7.25	32		0.20	0.02		39
		18.66	66.50	47.84	23		0.27	0.02		31
		74.00	85.70	11.70	52		2.06	0.34	0.04	127
		101.30	118.30	17.00	25		0.40	0.90	0.01	68
		124.00	137.30	13.30	7		0.12	0.47		27
		197.75	206.00	8.25	23		0.24	0.60	0.03	53
DCAr0129		NSR
DCAr0130		6.72	69.92	63.20	60		0.38	0.02	0.01	72
		136.71	145.66	8.95	5		0.18	0.63		31

Notes:
1.	Drill location, altitude, azimuth, and dip of drill holes are provided in Table 2
2.	Drill intercept is core length, and grade is length weighted. True width of mineralization is unknown due to early stage of exploration without adequate drill data.
3.	Calculation of silver equivalent ("AgEq") is based on the long-term median of the August 2021 Street Consensus Commodity Price Forecasts, which are US$22.50/oz for Ag, US$0.95/lb for Pb, US$1.10/lb for Zn, US$3.40/lb for Cu, and US$1,600/oz for Au. The formula used for the AgEq calculation is as follows: AgEq = Ag g/t + Pb g/t * 0.0029 + Zn g/t * 0.00335 + Cu g/t * 0.01036 + Au g/t * 71.1111. This calculation assumes 100% recovery. Due to the early stage of the Project, the Company has not yet completed metallurgical test work on the mineralization encountered to date.
4.	A cut-off of 20 g/t AgEq is applied to calculate the length-weighted intercept. At times, samples lower than 20 g/t AgEq may be included in the calculation of consolidation of mineralized intercepts.

Figure 1 Simplified Geology and Drill Plan Map of the Carangas Project

Carangas Feb 1 2023 (CNW Group/New Pacific Metals Corp.)

Table 2 Summary of Drill Holes of the Carangas Project
Hole_ID	Easting	Northing	Altitude	Depth_m	Azimuth (°)	Dip (°)	Target
DCAr0074	539253.63	7905549.62	3908.13	270.00	20	-45	CV
DCAr0075	539184.30	7905367.61	3907.54	330.80	20	-45	CV
DCAr0080	539017.83	7905486.37	3925.90	273.20	20	-45	WD
DCAr0082	539243.67	7905232.72	3907.18	410.00	20	-45	CV
DCAr0083	539000.13	7905439.20	3918.51	281.00	20	-45	WD
DCAr0084	539310.72	7905420.37	3908.90	300.00	20	-45	CV
DCAr0085	539232.70	7905352.15	3908.55	302.00	20	-45	CV
DCAr0086	539038.10	7905534.61	3933.13	269.00	20	-45	WD
DCAr0087	539329.07	7905463.06	3909.26	278.00	20	-45	CV
DCAr0088	539329.07	7905463.06	3909.26	278.00	20	-45	WD
DCAr0089	538962.34	7905341.65	3906.50	350.00	20	-45	WD
DCAr0090	538824.50	7905374.46	3966.88	251.00	21	-45	CV
DCAr0091	539345.44	7905512.71	3909.47	300.00	20	-45	WD
DCAr0092	538826.12	7905542.19	4017.78	282.00	20	-50	WD
DCAr0093	538983.52	7905391.65	3909.81	302.00	20	-45	CV
DCAr0095	538790.94	7905511.15	4012.65	413.00	53	-45	WD
DCAr0097	539065.98	7905624.93	3944.91	293.00	20	-45	WD
DCAr0098	539310.38	7905344.11	3911.29	299.00	20	-45	ED
DCAr0099	539048.56	7905578.85	3939.95	254.00	20	-45	WD
DCAr0100	538852.80	7905494.87	3992.70	350.00	30	-40	WD
DCAr0101	539291.62	7905373.41	3908.72	350.00	20	-46	CV
DCAr0102	538948.20	7905456.67	3938.72	251.00	20	-48	WD
DCAr0103	538780.68	7905660.30	4053.77	200.00	215	-45	WD
DCAr0106	539287.52	7905279.08	3910.90	251.00	20	-45	ED
DCAr0107	538975.48	7905515.04	3947.22	200.00	20	-46	WD
DCAr0108	539290.54	7905218.10	3913.30	350.00	20	-45	ED
DCAr0109	538997.82	7905583.49	3963.61	250.00	20	-45	WD
DCAr0110	538835.81	7905370.47	3967.01	485.00	200	-45	WD
DCAr0111	539349.33	7905238.46	3929.41	371.00	20	-45	ED
DCAr0113	539355.65	7905396.45	3919.70	299.00	20	-45	ED
DCAr0115	538757.58	7905361.29	3960.67	230.00	20	-45	WD
DCAr0116	539384.56	7905476.65	3916.83	122.00	200	-45	ED
DCAr0118	538758.33	7905360.69	3960.60	420.00	200	-45	WD
DCAr0119	539387.33	7905481.30	3917.67	250.00	20	-45	ED
DCAr0120	539324.44	7905302.73	3917.67	269.00	20	-45	ED
DCAr0121	539302.27	7905251.26	3914.94	320.00	20	-45	ED
DCAr0122	538710.77	7905380.72	3953.95	152.00	20	-45	WD
DCAr0124	539334.51	7905194.06	3922.10	287.00	20	-45	ED
DCAr0125	538758.66	7905503.50	4010.75	251.00	245	-45	WD
DCAr0127	538760.73	7905508.02	4010.91	224.00	20	-45	WD
DCAr0129	539763.69	7904965.09	3990.83	302.00	58	-45	ED
DCAr0130	538759.97	7905503.40	4010.82	251.00	200	-45	WD

Note:	1. Drill collar coordinate system is WGS1984 UTM Zone 19S
	2. Coordinate of drill collar is picked with Real Time Kinematics (RTK) GPS
	3. CV - Central Valley; WD - West Dome; ED - East Dome

QUALITY ASSURANCE AND QUALITY CONTROL

The Company maintains tight sample security and QA/QC for all aspects of its exploration program at the Carangas Project. Drill core is logged, photographed and split on-site by the company and stored under secure conditions until being shipped in security-sealed bags by New Pacific staff in Company vehicles, directly from the project to ALS Global in Oruro, Bolivia for preparation, and ALS Global in Lima, Peru for geochemical analysis. ALS Global is an ISO 17025 accredited laboratory independent from New Pacific. All samples are first analyzed by a multi-element ICP package (ALS code ME-MS41) with ore grade specified limits for silver, lead, and zinc, further analyzed using ALS code OG46. Further silver samples over specified limits are analyzed by gravimetric analysis (ALS code of GRA21). Gold is assayed first by ICP and then by fire assay with AAS finish (ALS code of Au-AA25). Certified reference materials, various types of blank samples and duplicate samples are inserted into normal drill core sample sequences prior to delivery to the laboratory for preparation and analysis. The overall ratio of quality control samples in sample sequences is around twenty percent.

QUALIFIED PERSON

The scientific and technical information contained in this news release has been reviewed and approved by Alex Zhang, P. Geo., Vice President of Exploration, who is a Qualified Person for the purposes of National Instrument 43-101 — Standards of Disclosure for Mineral Projects ("NI 43-101"). The Qualified Person has verified the information disclosed herein using standard verification processes, including the sampling, preparation, security and analytical procedures underlying such information, and is not aware of any significant risks and uncertainties or any limitations on the verification process that could be expected to affect the reliability or confidence in the information discussed herein.

ABOUT NEW PACIFIC

New Pacific is a Canadian exploration and development company with precious metal projects in Bolivia. The Company's flagship Project, the Silver Sand Silver Project, has released its inaugural preliminary economic assessment (the "PEA") results in January 2023. The PEA study shows a post-tax NPV (5% discount) of US$726 million with an IRR of 39%, underpinned by a total silver production of 171 million ounces over 14 years of mine life. At the recently discovered Carangas Silver-Gold Project, a resource drilling program of more than 50,000 meters was completed in 2022. The third project, the Silverstrike Silver-Gold Project, had a 6,000 metre discovery drill program in June 2022.

For further information, please contact:

Andrew Williams, President
New Pacific Metals Corp.
Phone: (604) 633-1368 Ext. 236
U.S. & Canada toll-free: 1-877-631-0593
E-mail: invest@newpacificmetals.com
For additional information and to receive company news by e-mail, please register using New Pacific's website at www.newpacificmetals.com.

CAUTIONARY NOTE REGARDING RESULTS OF PRELIMINARY ECONOMIC ASSESSMENT

The PEA study results of Silver Sand Project are preliminary in nature and are intended to provide an initial assessment of the project's economic potential and development options. The PEA mine schedule and economic assessment includes numerous assumptions and is based on both Indicated and Inferred mineral resources. Inferred resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the project economic assessments described herein will be achieved or that the PEA results will be realized. The estimate of mineral resources may be materially affected by geology, environmental, permitting, legal, title, socio-political, marketing or other relevant issues. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. Additional exploration will be required to potentially upgrade the classification of the Inferred Mineral Resources to be considered in future advanced studies. AMC Mining Consultants (Canada) Ltd. (mineral resource, mining, infrastructure and financial analysis) was contracted to conduct the PEA in cooperation with Halyard Inc. (metallurgy and processing), and NewFields Canada Mining & Environment ULC (tailings, water and waste management). The Qualified Persons for the PEA are Mr. Wayne Rogers P.Eng and Mr. Mo Molavi P.Eng both Principal Mining Engineers with AMC Mining Consultants (Canada) Ltd, Mr. Andy Holloway P.Eng, Process Director with Halyard Inc., and Mr. Leon Botham P.Eng., Principal Engineer with NewFields Canada Mining & Environment ULC. This is in addition to Ms. Dinara Nussipakynova, P.Geo., Principal Geologist with AMC Consultants (Canada) Ltd. who estimated the Mineral Resources. All QPs have reviewed the technical content of the January 9, 2023, news release for the Silver Sand deposit and have approved its dissemination. The Silver Sand PEA is based on the updated Mineral Resource Estimate which was reported on November 28, 2022. The effective date of the 2022 Mineral Resource Estimate for Silver Sand is 31 October 2022. The cut-off applied for reporting the pit-constrained Mineral Resources is 30 g/t silver. Assumptions made to derive a cut-off grade included mining costs, processing costs and recoveries and were obtained from comparable industry situations. The model is depleted for historical mining activities. Mineral Resources are constrained by optimized pit shells at a silver price of US$22.50 per ounce, silver metallurgical recovery of 91%, silver payability of 99%, open pit mining cost of US$2.6/t, processing cost of US$16/t, G&A cost of US$2/t, and slope angle of 44-47 degrees. Key assumptions used for pit optimization for the PEA mining pit include silver price of US$22.50 per ounce, silver metallurgical recovery of 91%, silver payability of 99%, open pit mining cost of US$2.6/t, incremental mining cost of US$0.04/t (per 10 m bench), processing cost of US$16/t, tailing storage facility operating cost of US$0.7/t, G&A cost of US$2/t, royalty of 6.00%, mining recovery of 92%, dilution of 8%, and cut-off grade of 30 g/t silver.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, or future events or performance (often, but not always, using words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategies", "targets", "goals", "forecasts", "objectives", "budgets", "schedules", "potential" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Such statements include, but are not limited to: statements regarding anticipated inclusion of certain drill hole results in the Project's inaugural mineral resource estimate and the anticipated timing for the release of such mineral resource estimate.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: global economic and social impact of COVID-19; fluctuating equity prices, bond prices, commodity prices; calculation of resources, reserves and mineralization, general economic conditions, foreign exchange risks, interest rate risk, foreign investment risk; loss of key personnel; conflicts of interest; dependence on management, uncertainties relating to the availability and costs of financing needed in the future, environmental risks, operations and political conditions, the regulatory environment in Bolivia and Canada; risks associated with community relations and corporate social responsibility, and other factors described under the heading "Risk Factors" in the Company's Annual Information Form for the year ended June 30, 2022 and its other public filings.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements or information.

The forward-looking statements are necessarily based on a number of estimates, assumptions, beliefs, expectations and opinions of management as of the date of this news release that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates, assumptions, beliefs, expectations and options include, but are not limited to, those related to the Company's ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company's ability to meet or achieve estimates, projections and forecasts; the stabilization of the political climate in Bolivia; the Company's ability to obtain and maintain social license at its mineral properties; the availability and cost of inputs; the price and market for outputs; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits, including the ratification and approval of the Mining Production Contract with COMIBOL by the Plurinational Legislative Assembly of Bolivia; the ability of the Company's Bolivian partner to convert the exploration licenses at the Carangas Project to AMC; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

Although the forward-looking statements contained in this news release are based upon what management believes are reasonable assumptions, there can be no assurance that actual results will be consistent with these forward-looking statements. All forward-looking statements in this news release are qualified by these cautionary statements. Accordingly, readers should not place undue reliance on such statements. Other than specifically required by applicable laws, the Company is under no obligation and expressly disclaims any such obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise except as may be required by law. These forward-looking statements are made as of the date of this news release.

CAUTIONARY NOTE TO US INVESTORS

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada which differ from the requirements of United States securities laws. The technical and scientific information contained herein has been prepared in accordance with NI 43-101, which differs from the standards adopted by the U.S. Securities and Exchange Commission (the "SEC"). Accordingly, the technical and scientific information contained herein, including any estimates of mineral reserves and mineral resources, may not be comparable to similar information disclosed by U.S. companies subject to the disclosure requirements of the SEC.

Additional information relating to the Company, including the Company's Annual Information Form, can be obtained under the Company's profile on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Company's website at www.newpacificmetals.com.

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SOURCE New Pacific Metals Corp.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/February2023/01/c1382.html

%CIK: 0001369085

CO: New Pacific Metals Corp.

CNW 07:30e 01-FEB-23